AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 19, 1999
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                  (Including Registration of Shares for Resale
                          under a Form S-3 Prospectus)
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------

                              SMARTDISK CORPORATION
--------------------------------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                         65-0733580
-------------------------------                       ----------------------
(STATE OR OTHER JURISDICTION OF                            (IRS EMPLOYER
INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NUMBER)

                  3506 MERCANTILE AVENUE, NAPLES, FLORIDA 34104
--------------------------------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

             SMARTDISK CORPORATION 1999 INCENTIVE COMPENSATION PLAN
             SMARTDISK CORPORATION 1999 EMPLOYEE STOCK PURCHASE PLAN
              SMARTDISK CORPORATION 1998 EMPLOYEE STOCK OPTION PLAN
     SMARTDISK CORPORATION 1998 DIRECTORS AND CONSULTANTS STOCK OPTION PLAN
--------------------------------------------------------------------------------
                            (FULL TITLE OF THE PLANS)

                                -----------------

                              MICHAEL S. BATTAGLIA
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SMARTDISK CORPORATION
                             3506 MERCANTILE AVENUE
                              NAPLES, FLORIDA 34104
                  --------------------------------------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                                 (941) 436-2500
--------------------------------------------------------------------------------
           TELEPHONE NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE

                                    COPY TO:
                             MICHAEL G. TAYLOR, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

                  --------------------------------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                             PROPOSED NUMBER OF        PROPOSED MAXIMUM           PROPOSED
           TITLE OF SECURITIES                  SHARES TO BE            OFFERING PRICE       MAXIMUM AGGREGATE          AMOUNT OF
            TO BE REGISTERED                    REGISTERED(1)             PER SHARE            OFFERING PRICE       REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value..........          2,812,000(2)              $37.00(3)          $104,044,000(3)          $28,924.23
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value..........          1,119,250(4)               $6.80(5)            $7,614,400(5)           $2,116.80
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value..........            666,761(6)               $0.94(7)              $629,493(7)             $175.00
------------------------------------------------------------------------------------------------------------------------------------
              Total....................          4,598,011                 $24.42             $112,287,893             $31,216.03
------------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this registration statement shall also cover any additional shares of common stock which become issuable under our 1999 Incentive Compensation Plan (the "1999 ICP"), 1999 Employee Stock Purchase Plan (the "1999 ESPP"), 1998 Employee Stock Option Plan (the "1998 ESOP") or 1998 Directors and Consultants Stock Option Plan (the "1998 DCSOP") by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of our common stock.

(2) Represents shares of our common stock reserved for issuance upon the exercise of stock options that may be issued under the 1999 ICP and the 1999 ESPP.

(3) Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(c) of the Securities Act, on the basis of the average of the high and low prices of our stock as reported on the Nasdaq National Market on November 15, 1999.

(4) Represents (i) 153,000 shares of our common stock reserved for issuance upon the exercise of stock options previously granted under the 1999 ICP,
     (ii) 821,969 shares of our common stock reserved for issuance upon the exercise of stock options previously granted under our 1998 ESOP and (iii) 144,281 shares of our common stock reserved for issuance upon the exercise of stock options previously granted under our 1998 DCSOP.

(5) Estimated solely for the purpose of calculating the registration fee which was computed in accordance with Rule 457(h) of the Securities Act, on the basis of the weighted average exercise prices of options to purchase shares of our common stock previously granted under the 1999 ICP, the 1998 ESOP and the 1998 DCSOP.

(6) Represents shares of our common stock issued upon the exercise of stock options granted under the 1998 ESOP and 1998 DCSOP.

(7) Calculated based on the prices actually paid for our shares issued upon the exercise of options granted under the 1998 ESOP and the 1998 DCSOP.

                                EXPLANATORY NOTE

         SmartDisk Corporation has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act, to register shares of common stock issuable pursuant to our 1999 Incentive Compensation Plan, 1999 Employee Stock Purchase Plan, 1998 Employee Stock Option Plan and 1998 Directors and Consultants Stock Option Plan.

         Under cover of this registration statement on Form S-8 is a prospectus of SmartDisk prepared in accordance with Part I of Form S-3 under the Securities Act. This prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate 666,761 shares of our common stock which have been issued prior to the filing of this registration statement and are "restricted securities."

                                     PART I
              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

         We will send or give the documents containing the information specified in Part I of Form S-8 to employees as specified by the Securities and Exchange Commission Rule 428(b)(1) under the Securities Act. We do not need to file these documents with the Commission either as a part of the registration statement or as prospectuses or prospectus supplements under Rule 424 of the Securities Act.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
Our Business...............................................................2

Note Regarding Forward-Looking Statements..................................2

Risk Factors...............................................................2

Use of Proceeds...........................................................13

Selling Stockholders......................................................13

Plan of Distribution......................................................15

Legal Matters.............................................................16

Experts...................................................................16

Where You Can Find More Information.......................................16

PROSPECTUS

                              SMARTDISK CORPORATION

                                 666,761 SHARES

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                      ------------------------------------

         This prospectus relates to 666,761 shares of the common stock of SmartDisk Corporation, which may be offered from time to time by the selling stockholders identified on page 14 of this prospectus for their own accounts. Each of the selling stockholders named below acquired the shares of common stock
(1) pursuant to our 1998 Employee Stock Option Plan, as our employee, (2) pursuant to our 1998 Directors and Consultants Stock Option Plan, as our director or consultant, or (3) is the transferee by gift of a person who acquired the shares pursuant to one of the methods described in clauses (1) or
(2).

         It is anticipated that the selling stockholders will offer shares for sale at prevailing prices in the Nasdaq National Market on the date of sale or in negotiated transactions. We will receive no part of the proceeds from sales made under this prospectus. We are paying the expenses incurred in registering the shares, but all selling and other expenses incurred by each of the selling stockholders will be borne by that selling stockholder.

         Among the shares of common stock there are shares which are "restricted securities" under the Securities Act of 1933, as amended (the "Securities Act"), before their sale under this prospectus. This prospectus has been prepared for the purpose of registering the shares of common stock under the Securities Act to allow for future sales by the selling stockholders, on a continuous or delayed basis, to the public without restriction. Each selling stockholder and any participating broker or dealer may be deemed to be an "underwriter" within the meaning of the Securities Act, in which event any profit on the sale of shares by the selling stockholder and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

         Our common stock is traded on the Nasdaq National Market under the symbol "SMDK." On November 18, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $43.50 per share.

                          ----------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ----------------------------

                The date of this prospectus is November 19, 1999

                                  OUR BUSINESS

         SmartDisk designs and develops products that enable consumers to easily share digital data among advanced consumer electronic products, PCs and the Internet. Consumers are increasingly relying on the transfer of digital information between electronic devices as an important part of their daily lifestyles. We believe that our products provide an easy-to-use, cost-effective and versatile solution for the exchange of digital data. Our patented products, FlashPath and Smarty, allow consumers to use the familiar 3.5 inch floppy drive--found on most PCs worldwide --to simplify the exchange of images, music, voice and other digital data.

         We have derived substantially all of our revenues to date from the sale of our FlashPath product. FlashPath is a solid state electronic device in the shape of a 3.5 inch floppy diskette. Our current principal FlashPath product is used primarily to transfer images to PCs from consumer digital cameras using flash memory cards. Flash memory cards are miniature digital data storage devices that are designed to work with a range of audio and video product applications. In digital cameras they serve as the camera's film. Once pictures have been taken, the flash memory card is removed from the camera and placed into FlashPath. FlashPath is then inserted into the PC's floppy disk drive and the images are easily and conveniently transferred to the PC, without the need to use connecting cables or PC peripheral ports. After transferring the images to a PC, the consumer is able to edit and transmit the pictures through the Internet using readily available software.

         We have been developing, with Sony and SanDisk, additional FlashPath products to support their flash memory cards--the Memory Stick and the MultiMediaCard. These flash memory cards are expected to have applications in "smart" cellular phones, digital cameras and camcorders, digital audio players and video game devices. FlashPath is also capable of transferring digital music downloaded from the Internet to the Diamond Rio MP3 audio player. We have started to supply Sony and SanDisk with our Flashpath adapters, and we anticipate that these will be commercially available through Sony in November or December 1999 and through SanDisk in the first quarter 2000. In addition to our product development efforts with Sony and SanDisk, we also have strategic relationships with a number of key electronics industry players, including Hitachi, NEC and Toshiba. They actively participate in the development of our products, provide us with access to leading-edge manufacturing capabilities, and market and distribute our products globally. We currently outsource our manufacturing and plan to continue this strategy for the foreseeable future.

         We were incorporated in Delaware on March 5, 1997 as "Fintos, Inc." and changed our name to "SmartDisk Corporation" on September 26, 1997. Our predecessor, SmartDisk Security Corporation, was incorporated on May 18, 1993. We commenced significant operations related to our current products in January 1998, and we received our first significant capital contributions in May 1998. Our executive offices are located at 3506 Mercantile Avenue, Naples, Florida 34104, and our telephone number is (941) 436-2500. We maintain a corporate website at http://www.smartdisk.com. The contents of our website are not part of this prospectus.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

         All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margin and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of those risks. The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

                                  RISK FACTORS

         BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE OF THE RISKS DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

WE HAVE INCURRED OPERATING LOSSES AND CANNOT GUARANTEE THAT WE WILL EVER BE PROFITABLE

         Except for the third quarter of 1999, we have incurred operating losses on a quarterly basis since inception. We had operating losses of $5.6 million and $1.5 million during 1998 and the first nine months of 1999, respectively. In addition, as of September 30, 1999, we had an accumulated deficit of $24.2 million. In light of our loss history, we cannot assure you when, if ever, SmartDisk will be able to achieve or sustain profitability on an annual or quarterly basis in the future.

WE HAVE A LIMITED OPERATING HISTORY ON WHICH TO BASE AN INVESTMENT DECISION

         We were incorporated in March 1997, commenced operations in January 1998, and our predecessor corporation only conducted limited operations. Further, commercial sales of our primary product, FlashPath, only commenced in mid-1998. As a result of our limited operating history, we have limited financial data that can be used in evaluating our business and prospects and in projecting future operating results.

OUR MANAGEMENT TEAM HAS ONLY RECENTLY BEEN ASSEMBLED AND MAY NOT BE ABLE TO WORK TOGETHER AS A COHESIVE UNIT

         Our Chief Financial Officer, Senior Vice President, Research and Development, Vice President, Asian Operations, Vice President, Corporate Development and Legal Affairs, and Vice President, Audio/Video Products all joined SmartDisk during the last year. There is the possibility that our management team may not be able to work together as a cohesive unit.

WE WILL NOT BE ABLE TO SELL SUFFICIENT QUANTITIES OF OUR PRODUCTS TO SUSTAIN A VIABLE BUSINESS IF THE MARKET FOR FLASH MEMORY PRODUCTS DOES NOT DEVELOP OR IF A COMPETING TECHNOLOGY DISPLACES FLASH MEMORY PRODUCTS

         Our current and planned FlashPath products are designed to provide connectivity between personal computers and digital appliances that use flash memory cards. The flash memory market is in the early stage of development and is still evolving. Our current dependence on sales of FlashPath and lack of product diversification exposes us to a substantial risk of loss in the event that the flash memory market does not develop or if a competing technology replaces flash memory cards. If a competing memory storage device replaces or takes significant market share from the flash memory cards which our products support, we will not be able to sell our products in quantities sufficient to grow our business.

WE MAY NOT BE ABLE TO SELL SUFFICIENT QUANTITIES OF OUR PRODUCTS TO SUSTAIN A VIABLE BUSINESS IF A SINGLE STANDARD FOR FLASH MEMORY CARDS EMERGES

         We believe that demand for our flash memory connectivity products is driven, to a large extent, by the absence of a single standard for flash memory cards. There are currently four major flash memory cards, none of which has emerged as the industry standard. Should one of these cards or a new technology emerge as an industry standard, flash memory card readers could be built in to PCs, eliminating the need for our current flash memory connectivity products.

A REDUCTION IN THE USE OF THE 3.5 INCH FLOPPY DISK DRIVE BY CONSUMERS WOULD LEAD TO A REDUCTION IN DEMAND FOR OUR PRODUCTS

         Our current products only work in conjunction with the standard 3.5 inch floppy disk drive. While the 3.5 inch floppy disk drive is today found in most PCs, a number of newer PC models, such as the Apple iMac and the Apple G3 desktop, do not have this device and new industry standards may emerge that render the 3.5 inch floppy disk drive obsolete. Advances in input devices such as CD-ROM and removable data storage disk drives, such as Zip drives, may reduce or eliminate the need for the 3.5 floppy diskette, which will lead to a corresponding reduction in demand for our products. We would then have to develop new products that use a different interface between personal computers and digital appliances. We may not be able to redesign our products to fit the new interface and demonstrate technological feasibility of those products on a timely basis, if at all, or in a cost effective manner.

SINCE OUR PRODUCTS ONLY WORK IN CONJUNCTION WITH THE 3.5 INCH FLOPPY DISK DRIVE, ADVANCES IN FLASH MEMORY CARDS MAY MAKE OUR PRODUCTS LESS COMPETITIVE BECAUSE OF THE INCREASED TIME NEEDED TO TRANSFER DATA USING THE 3.5 INCH FLOPPY DISK DRIVE

         Consumer acceptance of our products will depend upon their ability to quickly transfer information from flash memory cards to PCs. However, the time needed to transfer information using a 3.5 inch disk drive increases as more data is transferred. As more memory is condensed on to flash memory cards, the time necessary to transfer all of the data from a single card will increase. As technological advances make it possible and feasible to produce higher density cards, our ability to create products which quickly transfer all of the stored information on a single card will be constrained by the inherent limitations of the 3.5 inch disk drive. In that case, our products would be less attractive to consumers and our sales would decline.

MOST OF OUR REVENUES ARE DERIVED FROM ONLY ONE PRODUCT AND OUR BUSINESS WILL BE SERIOUSLY HARMED IF DEMAND FOR THAT PRODUCT DECLINES

         To date, substantially all of our revenue has been derived from the sale of our FlashPath product that stores data on and retrieves data from only the SmartMedia flash memory card. While our long-term strategy is to derive revenue from multiple products, we anticipate that the sale of FlashPath for SmartMedia products will continue to represent the most substantial portion of our revenues through at least 2000. A decline in the price of or demand for FlashPath products as a result of competition, technological change, the introduction of new products by us or others, a failure to adequately manage product transitions, or for other reasons, would seriously harm our business. For the year ended December 31, 1998 and the nine months ended September 30, 1999, we derived approximately 89.7% and 96.4%, respectively, of our product revenues from the sale of FlashPath.

WE MUST DEVELOP NEW PRODUCTS AND INTRODUCE THEM IN A TIMELY MANNER IN ORDER TO REMAIN COMPETITIVE

         We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance products which shorten product life cycles. To be competitive in this demanding market, we must both continue to refine current products so that they remain competitive, and continually design, develop and introduce, in a timely manner, new data transfer products that meet the performance and price demands of OEMs and consumers. These development activities will require the investment of substantial resources before revenues are derived from product sales. Any significant delay in releasing new products would adversely affect our reputation, provide a competitor a first-to-market opportunity or allow a competitor to achieve greater market share. The growth of our business will depend on the timely introduction and sale of our FlashPath products for the SanDisk MultiMediaCard. We have not yet demonstrated that we will be able to develop this product either on a timely basis and in a cost-effective manner, or at all. Even if we are able to do so, we cannot guarantee that this product or the Sony Memory Stick will achieve market acceptance. Product development is inherently risky because it is difficult to foresee developments in technology, coordinate our technical personnel and strategic relationships, and identify and eliminate design flaws. If we are unable to develop and sell new products, we will not be able to continue our strategy of maintaining media neutrality, and our target market will be limited. Further, we may not be able to recoup research and development expenditures if new products are not widely commercially accepted.

WE MAY NOT BE ABLE TO DEVELOP OR MAINTAIN THE STRATEGIC RELATIONSHIPS NECESSARY TO PROVIDE US WITH THE INSIGHT WE NEED TO DEVELOP COMMERCIALLY VIABLE PRODUCTS

         We may not be able to produce commercially viable products if we are unable to anticipate market trends and the price, performance and functionality requirements of flash memory manufacturers. We must continue to collaborate closely with our customers, flash memory manufacturers and our contract manufacturers to ensure that critical development projects proceed in a coordinated manner. This collaboration is also important because our ability to anticipate trends and plan our product development activities depends to a significant degree upon our continued access to information derived from the strategic relationships we currently have with flash memory card manufacturers and consumer product OEMs. However, collaboration is more difficult because many of these companies are located overseas. If any of our current relationships deteriorates or is terminated, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, we will be hindered in our ability to produce commercially viable products.

OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY AND MAY FLUCTUATE SIGNIFICANTLY IN THE FUTURE, WHICH COULD LEAD TO DECREASES IN OUR STOCK PRICE

         Our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. If our future operating results materially fluctuate or are below the expectations of stock market analysts, our stock price would likely decline. Future fluctuations may result from a variety of factors including the following:

         o The timing and amount of orders we receive from our customers, which may be tied to seasonal demand for the consumer products manufactured and sold by these OEMs;

         o Cancellations or delays of customer product orders, or the loss of a significant customer;

         o Reductions in consumer demand for our customers' products generally or for our products in particular;

         o The timing and amount of research and development expenditures;

         o The availability of manufacturing capacity necessary to make our products;

         o General business conditions in our markets, particularly Japan, as well as global economic uncertainty;

         o Any new product introductions, or delays in product introductions, by us or our competitors;

         o Increased costs charged by our suppliers or changes in the delivery of products to us;

         o Increased competition or reductions in the average selling prices that we are able to charge;

         o Fluctuations in the value of foreign currencies, particularly the Japanese yen, against the U.S. dollar; and

         o Changes in our product mix as well as possible seasonal demand for our products.

         As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance.

WE MAY FAIL TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND, THEREFORE, LOSE OUR COMPETITIVE ADVANTAGE

         Our proprietary technology with respect to 3.5 inch floppy disk drive interfaces is critical to our future growth. We rely in part on patent, trade secret, trademark and copyright law to protect our intellectual property. However, the patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. We have, in fact, filed a complaint against one of our former patent attorneys for improperly copying one of our patent applications and filing a patent application without our consent naming himself as a co-inventor. This matter recently was settled with no materially adverse consequences to SmartDisk. In addition, we may not receive trademark protection for our "SmartDisk" name. We have filed for trademark registration of the name "SmartDisk," but this has not yet been granted. We are aware of a trademark application for the name "SmartDisk" that was filed by another company.

Our application could be denied and we could be prohibited from using the "SmartDisk" name. In that event, we would be required to incur costs to establish new name recognition.

         We also claim copyright protection for some proprietary software and documentation. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, employees and consultants, and through other security measures. However, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information and software that we regard as proprietary. Those parties may have substantially greater financial resources than us, and we may not have the resources available to challenge their use of our proprietary technology. If we fail to adequately protect our intellectual property, it will be easier for our competitors to sell competing products.

WE MAY FACE COMPETITION FROM INTEL IF IT DECIDES TO UTILIZE ITS COMPETING PATENT

         Intel Corporation was issued a patent in 1997 disclosing and claiming technology substantially similar to that disclosed in one of our key patents. The Intel patent was filed four years after our effective filing date, and we do not believe that the Intel patent can be validly applied to any of the technology disclosed in our patent. However, given the substantial resources available to Intel, our financial condition could suffer if we engage in a dispute with Intel. Our business could also be harmed if Intel's patent is determined to be valid and Intel or any licensee of Intel decides to sue our customers or develop and commercialize products based on its patent.

INFRINGEMENT CLAIMS BY THIRD PARTIES COULD RESULT IN COSTLY LITIGATION AND OTHERWISE ADVERSELY IMPACT OUR BUSINESS

         From time to time we may receive communications from third parties asserting that our products infringe, or may infringe, the proprietary rights of these third parties. These claims of infringement may result in protracted and costly litigation which could require us to pay substantial damages or have sales of our products stopped by an injunction. Infringement claims could also cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our business. For example, we received a letter from SanDisk stating that SanDisk held two patents which might apply to our products. Although we subsequently obtained a non-exclusive worldwide license for all of SanDisk's intellectual property rights in connection with multimedia floppy disk interfaces for a 10-year period, if the license terminates or expires, we could face a potential conflict with SanDisk regarding the scope of those patents. In another instance, we received communications alleging that our FlashPath products infringed a third party's patent rights. We also received correspondence alleging that our SafeBoot product violated another third party's intellectual property rights. We reviewed the patents and concluded that our products do not infringe upon either of the third parties' patent rights. While none of these claims has resulted in litigation, future claims may. In addition, we license a portion of the intellectual property included in our products from third parties, which may increase our exposure to infringement actions because we rely upon those third parties for information about the origin and ownership of the licensed intellectual property. We may also lose our license rights with respect to the intellectual property for which infringement is claimed. Further, if our customers are required to obtain a license on other than commercially reasonable terms, our business could be jeopardized.

WE MAY HAVE PARTICULAR DIFFICULTY PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS OVERSEAS

         The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because most of our products are sold and most of our business is conducted overseas, our exposure to intellectual property risks may be higher.

BECAUSE MOST OF OUR SALES ARE TO A RELATIVELY SMALL NUMBER OF CUSTOMERS, PRIMARILY ORIGINAL EQUIPMENT MANUFACTURERS, THE LOSS OF ANY OF OUR KEY CUSTOMERS WOULD SERIOUSLY HARM OUR BUSINESS

         Our business will be seriously harmed if we lose any of our significant customers, particularly Olympus or FujiFilm, or suffer a substantial reduction in or cancellation of orders from these customers. Our current strategy is principally based on sales to OEMs, which results and will continue to result in sales to only a limited number of customers. Our products are sold as stand-alone products by OEMs and, to a lesser extent, are bundled together and sold with systems manufactured by third party OEMs. We currently sell to seven OEMs, sales to which collectively accounted for approximately 81.0% and 77.9% of our revenues for 1998 and the first nine months of 1999, respectively. More specifically, Olympus and FujiFilm accounted for approximately 32.0% and 38.0% of our revenues in fiscal 1998 and our top five customers collectively accounted for approximately 92.8% of our revenues during that period. In the nine months ended September 30, 1999, Olympus and FujiFilm accounted for approximately 32.6% and 30.6% of our revenues and our top five customers collectively accounted for approximately 84.8% of our revenues during that period. Furthermore, we expect to continue to depend on sales of our products to relatively few customers, which will continue to account for a significant portion of our net revenues, for the foreseeable future.

OUR CUSTOMERS COULD STOP PURCHASING OUR PRODUCTS AT ANY TIME BECAUSE WE DO NOT HAVE LONG-TERM PURCHASE CONTRACTS WITH THEM

         No OEM or other customer is contractually obligated to purchase products from us. As a result, our customers are free to cancel their orders or stop ordering our products at any time. In addition, even if we are able to demonstrate that our products are superior, OEMs may still choose not to bundle our products with theirs or market and distribute our products on a stand-alone basis. OEMs may also change their business strategies and manufacturing practices, which could cause them to purchase fewer of our products, find other sources for products we currently manufacture or manufacture these products internally.

OUR ABILITY TO SELL OUR PRODUCTS WILL BE LIMITED IF THE OEMS' PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE OR IF THE OEMS DO NOT ADEQUATELY PROMOTE OUR PRODUCTS

         We depend upon our OEM customers to market our products and we do not have significant experience and resources devoted to independent marketing efforts. Failure of the OEMs' products to achieve market acceptance, the failure of the OEMs to bundle our products with theirs, or any other event causing a decline in our sales to the OEMs could seriously harm our business. Even if consumers buy OEMs' products, their ultimate decision to buy our products depends on OEM packaging, distribution and sales efforts, which may not be sufficient to maintain or increase sales of our products. If we cannot achieve or maintain a sufficient consumer acceptance rate of our products concurrent with their purchases of OEM products, our future sales to OEM customers will be adversely affected.

A NEW OR COMPETING DATA TRANSFER SOLUTION THAT ACHIEVES SIGNIFICANT MARKET SHARE OR RECEIVES SIGNIFICANT SUPPORT FROM FLASH CARD MANUFACTURERS WOULD JEOPARDIZE OUR BUSINESS

         Our products currently compete with a number of cable and non-cable interfaces between personal computers and digital appliances, including ports, USBs, PCMCIA slots and infrared interfaces, all of which are PC peripheral interfaces. It is possible that one of these competing data transfer solutions, or another existing or new technology, could achieve a significant market presence or become supported by a number of significant flash memory card or digital appliance manufacturers. Regardless of the relative benefits of our products, if a competing product gains significant market share or significant support of flash card manufacturers, this product would likely emerge as the industry standard and thereby achieve a dominant market position that would jeopardize our survival.

SINCE WE SELL OUR PRODUCTS TO A LIMITED NUMBER OF LARGE CUSTOMERS, WE EXPECT THOSE CUSTOMERS TO PRESSURE US TO MAKE PRICE CONCESSIONS, WHICH WOULD REDUCE OUR FUTURE GROSS MARGINS

         Our reliance on sales to a limited number of large customers exposes us to pressure for price concessions. Because of this reliance and because of our dependence on OEMs as our primary distribution channel, we expect that our OEM customers may seek price concessions from us, which would reduce our average selling prices and our gross margins. Since we do not manufacture our own products, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices.

WE EXPECT TO CONTINUE OUTSOURCING KEY OPERATIONAL FUNCTIONS AND OUR ABILITY TO DO SO WILL BE IMPAIRED IF WE ARE UNABLE TO MAINTAIN OUR STRATEGIC RELATIONSHIPS

         We have formed strategic relationships with a number of significant industry participants, including FujiFilm, Hitachi, Olympus, Rohm, SanDisk, Sony, Toshiba, Visa and Yamaichi. We depend upon these corporations to provide technical assistance and perform key manufacturing, marketing, distribution and other functions. For example, Yamaichi is currently one of two manufacturers of our FlashPath products, Toshiba provides technological assistance in the development of our products, and Olympus and FujiFilm market our products. We expect that these and similar types of relationships will be critical to our growth because our business model calls for the continued outsourcing of many key operational functions and we do not currently have the resources to perform these functions ourselves.

WE MUST OVERCOME GEOGRAPHIC AND CULTURAL DIFFERENCES IN ORDER TO MAINTAIN OUR STRATEGIC RELATIONSHIPS

         There are inherent difficulties in developing and maintaining relationships with foreign entities. Language and cultural differences often impair relationships, and geographical distance, at times, is also an impediment. We must overcome these difficulties. If any of our current relationships is impaired, or if we are unable to develop additional strategic relationships in the future, our product development costs would significantly increase and our business would be materially and adversely affected.

OUR SALES AND EXPENSES ARE GEOGRAPHICALLY CONCENTRATED IN JAPAN, AND, THEREFORE, WE COULD SUFFER FROM EXCHANGE RATE FLUCTUATIONS AND ECONOMIC AND POLITICAL DIFFICULTIES

         Approximately 84.0% of our revenues for 1998 were attributable to sales to Japanese customers, and we expect that sales to Japanese customers will continue to account for a significant portion of our total revenues for the foreseeable future. All of our Japanese sales, as well as the related expenses, are denominated in yen. Fluctuations in exchange rates between the yen and the U.S. dollar, particularly with respect to Japanese transactions denominated in a currency other than the yen, could adversely impact our financial results. Some transactions and accounts of our Japanese subsidiary are U.S. dollar denominated. Since the Japanese subsidiary's accounting records are kept in yen, those U.S. dollar denominated transactions are accounted for in yen at the time of the transaction. U.S. dollar denominated accounts are remeasured at the end of the accounting period. This remeasurement results in adjustments to income. In addition, the balance sheet accounts of our Japanese subsidiary are translated to the U.S. dollar for financial reporting purposes and resulting adjustments are made to stockholders equity. The value of the yen may deteriorate against the dollar, which would impair the value of stockholders' investment in us. Deterioration of the yen against the dollar has occurred in recent years, resulting in a foreign currency loss of approximately $48,000 and a foreign currency translation loss adjustment to equity of approximately $290,000 for 1998. Further, we do not currently hedge against foreign currency exposure. In the future, we could be required to denominate our product sales in other currencies, which would make the management of currency fluctuations more difficult and expose us to greater currency risks.

         We are also subject to risks associated with a significant amount of sales being made to one geographical area. An economic downturn in Asia generally, and Japan in particular, could lead to a reduced demand for our products. In recent years, Japan has been subject to political and economic instability and, while that instability has not yet adversely impacted us, if it continues, sales of our products in Japan may be adversely affected.

         Given our dependence on sales to Japanese customers, we must develop and maintain alliances in Japan to help with the promotion and distribution of our products. We may not be able to develop or maintain these alliances.

OUR FOREIGN OEM CUSTOMERS MAY CHOOSE TO WORK WITH A LOCAL COMPETITOR, WHICH WOULD ADVERSELY IMPACT OUR SALES

         Our OEM customers, most of which are based in Japan and to whom most of our sales are made, may choose to work with, and purchase products from, a local competitor if one were able to provide a substitute product. This may occur because of geographic distance, time differences, or for other reasons. In that event, we may not be able to find other OEM customers and our sales could decline.

WE DEPEND ON A LIMITED NUMBER OF CONTRACT AND OFFSHORE MANUFACTURERS, AND IT MAY BE DIFFICULT TO FIND REPLACEMENT MANUFACTURERS IF OUR EXISTING RELATIONSHIPS ARE IMPAIRED

         We contract with offshore manufacturers to produce our products and our dependence on a limited number of contract manufacturers exposes us to a variety of risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yield and costs. Yamaichi and Mitsumi are the sole manufacturers of our FlashPath products. We do not have contracts with either Yamaichi or Mitsumi. If Yamaichi or Mitsumi terminates production or cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. The lead time required to qualify a new manufacturer could range from approximately three to six months. Despite efforts to do so, we may not be able to identify or qualify new contract manufacturers in a timely manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements. Any significant delay in our ability to obtain adequate quantities of our products from our current or alternative contract manufacturers would cause our sales to decline.

TOSHIBA INTRODUCED US TO ONE OF OUR MANUFACTURERS AND WE MAY NOT BE ABLE TO RETAIN THE SERVICES OF THE MANUFACTURER IF OUR RELATIONSHIP WITH TOSHIBA IS IMPAIRED

         Yamaichi, one of the manufacturers of our FlashPath products, was introduced to us by Toshiba, which is one of our major stockholders. If our relationship with Toshiba is impaired, we may not be able to retain the services of Yamaichi in manufacturing our products.

OUR DEPENDENCE ON FOREIGN MANUFACTURING AND INTERNATIONAL SALES EXPOSES US TO DIFFICULTIES OFTEN NOT ENCOUNTERED BY EXCLUSIVELY DOMESTIC COMPANIES

         Our products are manufactured overseas and a substantial portion of our revenues are derived from overseas sales. Approximately 90.0% and 87.0% of our revenues in 1998 and the first nine months of 1999, respectively, were derived from customers located outside the United States, primarily in Japan. Our dependence on foreign manufacturers and international sales poses a number of risks, including:

         o        difficulties in monitoring production;

         o        transportation delays and interruptions;

         o        unexpected changes in regulatory requirements;

         o        currency exchange risks;

         o tariffs and other trade barriers, including import and export restrictions;

         o difficulties in staffing and managing disparate branch operations;

         o        political or economic instability;

         o        compliance with foreign laws;

         o difficulties in protecting intellectual property rights in foreign countries;

         o        exchange controls; and

         o potential adverse tax consequences, including with respect to repatriation of earnings.

         We intend to continue manufacturing our products overseas and we anticipate that international sales will continue to account for a significant portion of our revenues. Therefore, we expect to be subject to the risks outlined above for the foreseeable future.

WE HAVE A LIMITED NUMBER OF SUPPLIERS OF KEY COMPONENTS AND OUR ABILITY TO OBTAIN FINISHED PRODUCTS WILL BE IMPAIRED IF WE ARE UNABLE TO OBTAIN SUFFICIENT QUANTITIES OF COMPONENTS

         Rohm is our sole provider of application specific integrated circuits, or ASICs, for our FlashPath products and we purchase ASICs for Smarty from Rohm and Atmel. In our products, the specific function of these integrated circuits is the conversion of digital and analog data. Our dependence on a limited number of suppliers and our lack of long-term supply contracts exposes us to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of components could delay shipments of our products. The lead time required for orders of some of our components is as much as six months. In addition, the lead time required to qualify new suppliers for our components is as much as 12 months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our products. This may damage our relationships with current and prospective customers.

OUR CURRENT AND POTENTIAL COMPETITORS HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE DO, AND INCREASED COMPETITION COULD HARM SALES OF OUR PRODUCTS

         Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end-user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

OUR BUSINESS MAY SUFFER IF WE ARE UNABLE TO MANAGE OUR GROWTH

         Failure to effectively manage our growth could impair our ability to execute our business strategy. Our business has grown substantially in recent periods, with revenues increasing from approximately $8.9 million in the first nine months of 1998 to approximately $25.5 million in the first nine months of 1999. The growth of our business has placed a strain on our management, operations and financial systems. In addition, the number of employees has increased from 16 at January 1, 1998 to 54 as of September 30, 1999. We expect to continue to increase the number of employees as our business grows, and may expand operations to locations other than those in which we currently operate.

         Continued growth is likely to place a greater burden on our operating and financial systems as well as our senior management and other personnel. Existing and new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations in diverse locations may also complicate the task of managing our growth.

OUR GROWTH PROSPECTS WILL BE REDUCED IF THE SMART CARD MARKET DOES NOT DEVELOP

         SmartDisk's future growth and operating results will depend, in part, on whether our Smarty family of smart card readers achieves significant sales. A smart card reader retrieves information from a card that uses a microprocessor or memory chip for security and data storage purposes. The current primary use for Smarty is as a smart card token-based security application designed to provide protection from unauthorized access to digital information. However, the market for network and electronic commerce security applications is still emerging and the smart card may not become the industry standard for these applications. Similarly, the market for other smart card applications may not develop, or may develop more slowly than we expect. If the market for the Smarty family of products fails to develop or develops more slowly than expected, or if any of the standards supported by us do not achieve or sustain market acceptance, our growth prospects would be reduced.

WE HAVE INDEMNIFICATION OBLIGATIONS RELATED TO OUR INTELLECTUAL PROPERTY, WHICH MAY REQUIRE US TO PAY DAMAGES

         Our arrangements with SanDisk, Sony and Toshiba require us to indemnify them for any damages they may suffer if a third party claims that we are violating their intellectual property rights. While, to date, we have not received indemnification claims, there may be future claims. Any indemnification claim may require us to pay substantial damages, which could negatively impact our financial condition.

OUR PRODUCTS MAY BE RETURNED TO US BY OUR CUSTOMERS IF PROJECTED CONSUMER DEMAND DOES NOT MATERIALIZE, WHICH WOULD LEAD TO A REDUCTION IN OUR REVENUES

         Lack of consumer demand for our products may result in efforts by OEMs to return products to us. While we are not contractually obligated to accept returned products, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns would reduce our revenues. While we have experienced very limited product returns to date, returns may increase in the future.

WE COULD BE HELD LIABLE FOR PRODUCT DEFECTS, WHICH COULD REQUIRE US TO PAY SUBSTANTIAL DAMAGES AND HARM OUR REPUTATION WITH OUR CUSTOMERS

         Complex products such as ours frequently contain errors, defects and bugs when first introduced or as new versions are released. Delivery of products with production defects or reliability, quality or compatibility problems could hinder market acceptance of our products, which could damage our reputation and harm our ability to attract and retain customers. Errors, defects or bugs could also cause interruption, delays or a cessation of sales to our customers, and could subject us to warranty claims from our customers. We would have to expend significant capital and resources to remedy these problems. Errors, defects or bugs could be discovered in our new products after we begin commercial production of them, despite testing by us and our suppliers and customers. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, claims by our customers or others against us or the loss of credibility with our current and prospective customers.

OUR EXECUTIVE OFFICERS AND KEY PERSONNEL ARE CRITICAL TO OUR BUSINESS, AND THESE OFFICERS AND PERSONNEL MAY NOT REMAIN WITH US IN THE FUTURE

         We depend upon the continuing contributions of our key management, sales and product development personnel. The loss of any of those personnel could seriously harm us. Although some of our officers are subject to employment agreements, we cannot be sure that we will retain their services. In addition, we have not obtained key-person life insurance on any of our executive officers or key employees.

OUR LOCATION IN NAPLES, FLORIDA MAKES IT MORE DIFFICULT TO HIRE QUALIFIED TECHNICAL PERSONNEL

         Our technology is specialized and complex, requiring us to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we may have difficulty attracting and retaining qualified technical personnel. Our recruiting efforts are further hindered by the lack of a readily available pool of candidates in Naples, Florida, where we are headquartered. The inability to attract and retain qualified personnel could make it more difficult to develop our products and execute our business strategy.

WE ARE CONTROLLED BY A PRINCIPAL STOCKHOLDER WHO MAY PREVENT OR DELAY A CHANGE OF CONTROL AND WHOSE INTERESTS MAY BE DIFFERENT FROM THOSE OF OUR OTHER STOCKHOLDERS

         Addison Fischer, the Chairman of our board of directors, beneficially owns approximately 51.3% of SmartDisk. Accordingly, Mr. Fischer is able to control SmartDisk, subject to his fiduciary duty as a director under

Delaware law. The interests of Mr. Fischer may not always coincide with our interests or the interests of other stockholders, and he could cause us to enter into transactions or agreements which we would not otherwise consider absent his influence.

         The purchasers of common stock in this offering will not have sufficient voting power to elect any members of our board of directors. As a result, Mr. Fischer will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a change of control of SmartDisk.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES

         The "Year 2000 Issue" refers generally to the problems that some software may have in determining the correct century of the year. Many existing electronic systems, including computer systems, use only the last two digits to refer to a year. Therefore, these systems may recognize a date using "00" as 1900 rather than the year 2000. If not corrected, these electronic systems could fail or create erroneous results when addressing dates on and after January 1, 2000. The Year 2000 Issue could adversely impact our business.

WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY

         Some provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of SmartDisk. For example, we have a staggered board of directors, the members of which may only be removed for cause, authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent and our stockholders are limited in their ability to make proposals at stockholder meetings.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH MIGHT NOT BE AVAILABLE OR WHICH, IF AVAILABLE, MIGHT ONLY BE AVAILABLE ON TERMS ADVERSE TO PERSONS BUYING SHARES IN THIS OFFERING

         We expect the net proceeds from this offering, our current cash and cash equivalents and cash from commercial borrowing availability under credit facilities will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

OUR STOCK MAY BE VOLATILE, WHICH MIGHT MAKE IT HARD FOR INVESTORS TO SELL THEIR SHARES AT A PREDICTABLE PRICE, OR AT ALL

         Our common stock has only been trading on a public market since October 6, 1999. The trading price has been, and is likely to continue to be, highly volatile. The market price of our common stock is likely to fluctuate significantly in response to the following factors, some of which are beyond our control:

         o        Variations in our quarterly operating results;

         o Changes in financial estimates of our revenues and operating results by securities analysts;

         o Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

         o Loss of or decrease in sales to a major customer or failure to complete significant transactions;

         o        Additions or departures of key personnel;

         o Future sales of our common stock, including sales which dilute existing investors;

         o Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock;

         o        General stock market conditions;

         o        Commencement of or involvement in litigation; and

         o Announcements by us or our competitors of key innovations or product introductions.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH, IF IT OCCURS, WILL DISTRACT MANAGEMENT, RESULT IN SUBSTANTIAL COSTS AND HARM OUR BUSINESS

         In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

         We currently have approximately 16.0 million shares of common stock outstanding. Of these shares, approximately 3.5 million are freely tradable without restriction under the Securities Act except for any shares held by "affiliates" of SmartDisk as that term is defined in Rule 144 of the Securities Act. As of September 30, 1999, approximately 12 million shares of common stock held by existing stockholders were "restricted shares" as that term is defined in Rule 144, and these shares will be available for sale in the public market commencing approximately 135 days after the date of this prospectus, or earlier if the underwriters release their lock-up restrictions.

         As of September 30, 1999, there were options to purchase 1,086,750 shares of our common stock outstanding. Should the holders of these options exercise their options, there will be additional shares eligible for sale approximately 135 days after the date of this prospectus. Three of our principal stockholders have the right to require us to file a registration statement to enable them to sell their shares. These and one other stockholder also have the right to require us to include their shares in subsequently filed registration statements. If our stockholders sell substantial amounts of the common stock, including shares issued upon the exercise of outstanding options, in the public market, the market price of our common stock could fall.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         The following table sets forth information with respect to the selling stockholders and the shares of our common stock that they may offer and sell under this prospectus. Each of the selling stockholders named below acquired the shares of our common stock (1) pursuant to our 1998 Employee Stock Option Plan as our employee, (2) pursuant to our 1998 Directors and Consultants Stock Option Plan as our director or consultant, or (3) is the transferee by gift of a person who acquired the shares pursuant to one of the methods described in clauses (1) or (2).

         The following table sets forth with respect to each selling stockholder, based upon information available to us as of November 19, 1999, the number of shares of common stock owned, the number of shares of common stock registered by this prospectus and the number and percent of outstanding shares of common stock that will be owned after the sale of the registered shares of common stock assuming the sale of all of the registered shares of common stock. We calculated beneficial ownership according to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of November 19, 1999.

         Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, only an estimate (assuming the selling stockholder sells all of the shares offered hereby) can be given as to the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which they provided the information regarding the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act.

                                                                                         NUMBER OF SHARES OWNED
                                                                                           AFTER THE OFFERING
                                          NUMBER OF SHARES   NUMBER OF SHARES          --------------------------
                 NAME                    BENEFICIALLY OWNED     REGISTERED             NUMBER             PERCENT
---------------------------------------- ------------------  ----------------          ------             -------
Michael S. Battaglia                             410,136           410,136                  0                *
Quresh Sachee(1)                                  50,000            30,000             20,000                *
Jon I. Kaplan                                     40,000            40,000                  0                *
John W. Wynkoop                                   35,000            35,000                  0                *
Toshio Yajima                                     33,500            21,000             12,500                *
D. James Bidzos(2)                                28,900            18,750             10,150                *
TZMM Investment Fund                              22,250            22,250                  0                *
Paul Pieske                                       10,000            10,000                  0                *
Randall J. Martin                                 10,000            10,000                  0                *
Tom Delany                                        10,000            10,000                  0                *
William Campbell                                  10,000            10,000                  0                *
Michael C. Battaglia                               8,000             8,000                  0                *
Lisa J. Owen                                       8,000             8,000                  0                *
David J. Craig                                     5,000             5,000                  0                *
Eddie J. Vigil                                     5,000             5,000                  0                *
David Stone                                        5,000             5,000                  0                *
Haruyoshi Maruyama                                 3,125             3,125                  0                *
Benoit Legris                                      2,500             2,500                  0                *
Larry Larimer                                      2,500             2,500                  0                *
Mark Chamberlain                                   2,500             2,500                  0                *
Michael A. Bidzos                                  1,250             1,250                  0                *
Michael P. Bidzos                                  1,250             1,250                  0                *
Peter & Barbara Bidzos as custodian
   under Uniform Gift to Minors Act
   for Jeffrey A. Bidzos                           1,250             1,250                  0                *
Sarah A. Canfield                                  1,250             1,250                  0                *
Tsuneichi Kunai                                    1,250             1,250                  0                *
The Joy E. Tomlinson 1996 Trust                      750               750                  0                *
The Tucker Tomlinson 1996 Trust                      750               750                  0                *
Andrea Kennison                                      250               250                  0                *

----------
 *   Less than one percent

(1) Includes 20,000 shares subject to options either currently exercisable or exercisable by Mr. Sachee within 60 days of September 30, 1999.

(2) Excludes shares held by Phoenix House Investments, L.L.C., in which Mr. Bidzos owns a 2.5% ownership interest. Mr. Bidzos disclaims beneficial ownership of the shares held by Phoenix House.

                              PLAN OF DISTRIBUTION

         WHO MAY SELL AND APPLICABLE RESTRICTIONS. The selling stockholders will be offering and selling all shares offered and sold under this prospectus. Alternatively, the selling stockholders may from time to time offer the shares through brokers, dealers or agents that may receive compensation in the form of discounts, commissions or concessions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent. In effecting sales, broker-dealers that are engaged by the selling stockholders may arrange for other broker-dealers to participate. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any profits on the sale of the shares by them and any discounts, commissions or concessions received by any broker, dealer or agent might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         MANNER OF SALES. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or other over-the-counter markets. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of this rule. The selling stockholders may decide not to sell any of the shares offered under this prospectus, and selling stockholders may transfer, devise or gift these shares by other means.

         PROSPECTUS DELIVERY. Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the shares is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

         o the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

         o        the aggregate amount and type of shares being offered;

         o the price at which the shares were sold and other material terms of the offering;

         o any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or paid to dealers; and

         o that any participating broker-dealers did not conduct any investigation to verify the information set out or incorporated in this prospectus by reference.

         The prospectus supplement or a post-effective amendment will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the shares. In addition, if we receive notice from a selling stockholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

         EXPENSES ASSOCIATED WITH REGISTRATION. We have agreed to pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing and duplication expenses, administrative expenses and legal and accounting fees. Each selling stockholder will pay its own brokerage and legal fees, if any.

         SUSPENSION OF THIS OFFERING. We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of a material effect or to omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in the light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

                                  LEGAL MATTERS

         The validity of the common stock being offered hereby will be passed upon for us by Greenberg Traurig, P.A., Miami, Florida.

                                     EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements at December 31, 1997 and 1998, and June 30, 1999 and for each of the three years in the period ended December 31, 1998 and the six months ended June 30, 1999, included in our registration statement on Form S-1 (Registration No. 333-82793), as amended, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Commission a Registration Statement on Form S-8 (including a Form S-3 Prospectus) under the Securities Act with respect to the shares of common stock offered by this prospectus. A copy of any document incorporated by reference in the registration statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the registration statement incorporates) will be provided by us without charge to any person (including any beneficial owner) to whom this prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to SmartDisk Corporation, 3506 Mercantile Avenue, Naples, Florida 34104. Our telephone number is (941) 436-2500.

         We are also subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are required to file annual and quarterly reports, proxy statements and other information with the Commission. You can inspect and copy reports and other information filed by us with the Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. The Commission also maintains an Internet site at http:\\www.sec.gov that contains reports, proxy and information statements regarding issuers, including us, that file electronically with the Commission.

         You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

         The following documents which we filed with the Commission are incorporated by reference into this prospectus:

                  (a) Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999, filed pursuant to Section 13 of the Exchange Act.

                  (b) The description of Common Stock contained in our Registration Statement on form 8-A (File No. 000-27257) filed with the Commission on September 3, 1999 pursuant to Section 12 of the Exchange Act, including any subsequent amendment or report filed for the purpose of amending such description.

                  (c) Our prospectus filed with the Commission under Rule 424(b) under the Securities Act, in connection with Registration Statement No. 333-82793 filed with the Commission on July 14, 1999, as amended by filings on September 3, 1999, September 27, 1999 and October 4, 1999.

         In addition, all documents which we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering, shall be deemed to be incorporated by reference herein and to be a part of this prospectus from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                                     PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

         SmartDisk hereby incorporates by reference into this Registration Statement the following documents or portions thereof as indicated:

         (a) our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;

         (b) all other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") since October 6, 1999; and

         (c) the description of our Common Stock filed as a part of our Registration Statement, as amended, on Form S-1 under the Securities Act of 1933 (Registration No. 333-82793).

         In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

ITEM 4.  DESCRIPTION OF SECURITIES.

         Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

         Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         SmartDisk has authority under Section 145 of the Delaware General Corporation Law to indemnify our directors and officers to the extent provided in such statute. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify officers and directors, subject to certain conditions and limitations, against certain liabilities and expenses in connection with claims against them in their capacity as officers and directors, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to criminal proceedings if he or she had no reasonable cause to believe his conduct was unlawful.

         Our Certificate of Incorporation, as amended, provides that we may indemnify our executive officers and directors to the fullest extent permitted by law, including under certain circumstances against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement incurred by such persons in connection with an action, suit, or proceeding to which he or she has been or is threatened to be made a party by reason of the fact that he or she is or was our director or officer. We have also entered or will enter into an agreement with each of our directors and some of our officers wherein we have agreed or will agree to indemnify each of them to the fullest extent permitted by law.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

         The securities that are to be reoffered or resold pursuant to this registration statement were issued by us pursuant to our 1998 Employee Stock Option Plan or our 1998 Directors and Consultants Stock Option Plan in transactions that were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereto and or Rule 701 thereunder.

ITEM 8.  EXHIBITS

         See "Exhibit Index" on page II-4 below.

ITEM 9.  UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
10(a)(3) of the Securities Act of 1933, as amended (the "Act");

                           (ii) To reflect in the prospectus any facts or events
arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                           (iii) To include any material information with
respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

                  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida on November 19, 1999.

                                      SMARTDISK CORPORATION

                                      By:          /s/ MICHAEL S. BATTAGLIA
                                          -------------------------------------
                                          Michael S. Battaglia
                                          President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael S. Battaglia and Daniel E. Reed, and each of them, his true and lawful attorney-in-fact, acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this registration statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                   TITLE                                   DATE
------------------------------------     -----------------------------------------     ---------------------------
        /s/ ADDISON M. FISCHER           Chairman of the Board and Director                 November 19, 1999
------------------------------------
Addison M. Fischer

        /s/ MICHAEL S. BATTAGLIA         President and Chief Executive Officer and          November 19, 1999
------------------------------------        Director
Michael S. Battaglia

        /s/ MICHAEL R. MATTINGLY         Chief Financial Officer (Principal                 November 19, 1999
------------------------------------        Financial and Accounting Officer)
Michael R. Mattingly

        /s/ D. JAMES BIDZOS              Director                                           November 19, 1999
------------------------------------
D. James Bidzos

        /s/ ANTHONY A. IBARGUEN          Director                                           November 19, 1999
------------------------------------
Anthony A. Ibarguen

                                         Director                                           November 19, 1999
------------------------------------
Shigeki Morita

        /s/ TIMOTHY TOMLINSON            Director                                           November 19, 1999
------------------------------------
Timothy Tomlinson

        /s/ JOSEPH M. TUCCI              Director                                           November 19, 1999
------------------------------------
Joseph M. Tucci

        /s/ HATIM TYABJI                 Director                                           November 19, 1999
------------------------------------
Hatim Tyabji

                                  EXHIBIT INDEX

 EXHIBIT
  NUMBER                           DESCRIPTION
---------       ----------------------------------------------------------------
    4.1      -- Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.1 to the Registrant's Registration
                Statement on Form S-1 (Registration No. 333-82793) filed on July
                14, 1999.*

    4.2      -- Certificate of Correction of Restated Certificate of
                Incorporation is incorporated by reference to Exhibit 3.3 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-82793) Amendment No. 3 filed on October 4, 1999.*

    4.3      -- Registrant's 1999 Incentive Compensation Plan is incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-82793) Amendment No. 1 filed on September 3, 1999.*

    4.4      -- Registrant's 1999 Employee Stock Purchase Plan is incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-82793) Amendment No. 1 filed on September 3, 1999.*

    4.5      -- Registrant's 1998 Employee Stock Option Plan is incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-82793) filed on July 14, 1999.*

    4.6      -- Registrant's 1998 Directors and Consultants Stock Option Plan is
                incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-82793) filed on July 14, 1999.*

    5.1      -- Opinion of Greenberg Traurig, P.A.**

   23.1      -- Consent of Ernst & Young LLP**

   23.2      -- Consent of Greenberg Traurig, P.A. (contained in its opinion filed as Exhibit 5.1 hereto)

   24.1      -- Power of Attorney is included in the Signatures section of this
                Registration Statement.

----------------------
*        Previously filed.
**       Filed herewith.